Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Credicorp Ltd. (“Credicorp” or the “Company”), a Bermuda company, will be held on March 31, 2021 at 3:00 pm (Peruvian time) in Spanish in a virtual meeting format only at www.meetingcenter.io/257290976. To protect the health and safety of the Company’s employees, shareholders and other stakeholders from the COVID-19 pandemic, there will be no in-person meeting for shareholders to attend this year.

This year, the Annual General Meeting will consider the following formal business:

1.	Presentation by the Chairman of the Board of the Annual Report for the financial year ended December 31, 2020.

2.	Presentation by the Chairman of the Board of the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2020, including the report generated by the external auditors of the Company. (See Appendix 1 for the Form for Election to Receive Full Financial Statements Report)

3.	To appoint the external auditors of the Company to perform such services for the 2021 financial year and to delegate the power to set and approve fees for such audit services to the Board of Directors (for further delegation to the Audit Committee thereof). (See Appendix 2)

Only those shareholders that are registered as shareholders of Credicorp as of the close of business on February 10, 2021 are entitled to receive notice of, to attend and to vote at the meeting.

To participate in the meeting, shareholders may use their smartphone, tablet or computer to access www.meetingcenter.io/257290976. On the website, shareholders will be able to listen to a live webcast of the meeting, ask the Directors questions typing them online and submit their votes in real time. Questions must be confined to matters properly before the Annual General Meeting and of general company concern. Further information on how to participate in the meeting online is provided on Appendix 3 of this Notice of Annual General Meeting of Shareholders and on our website (https://credicorp.gcs-web.com/).

If you wish to lodge your proxy vote before the meeting you can do so by using our online voting service at http://www.investorvote.com/bap or alternatively you can complete and return the enclosed proxy form, which must be received by the Company by the close of business on March 25, 2021.

The meeting will begin promptly at 3:00 pm (Peruvian time). We encourage you to access the meeting prior to the start time. Online access will open at 2:45 pm (Peruvian time), and you should allow ample time to log in to the meeting webcast and test your smartphone, tablet or computer audio system. We recommend that you carefully review in advance the procedures needed to gain admission.

Please, be aware that if there is no quorum for the transaction of business by 3:00 pm (Peruvian time) on the date of the Annual General Meeting, the meeting shall be adjourned to April 5, 2021, at the same time and held in a virtual format only, at which meeting the persons attending representing directly or by proxy voting shares in the Company shall form a quorum for the transaction of business.

The Board of Directors

March 5, 2021

APPENDIX 1

FORM FOR ELECTION TO RECEIVE FULL FINANCIAL STATEMENTS REPORT

To:	Credicorp Ltd. (“Credicorp”)

C/O:	Credicorp Capital Servicios Financieros S.A.

Dpto. Registro de Acciones (Srta. Giulia Buiza)

Centro Empresarial Cronos

Av. El Derby 055, Torre 4, Piso 10

Santiago de Surco, Lima 33, Peru

gbuiza@credicorpcapital.com

REF.:	FULL FINANCIAL STATEMENTS FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CREDICORP TO BE HELD ON MARCH 31, 2021.

I/We hereby confirm that I/we was/were a registered shareholder of Credicorp as of the close of business on February 10, 2021 and have duly received the Notice and Agenda issued by the Board of Directors of Credicorp and I/we am/are entitled to attend the Annual General Meeting of Shareholders of Credicorp to be held on March 31, 2021.

I/We hereby elect to receive a copy of the full set of the audited consolidated financial statements of Credicorp for the fiscal year ended December 31, 2020 and the external auditor’s opinion thereon (the “Full Report”), to be mailed to the address specified below within fifteen (15) days from the date of receipt by Credicorp of the duly completed form herein, or distributed by electronic mail to the electronic mail address specified below.

I/We accept that Credicorp is not liable for any delay in the delivery or non-receipt of the Full Report whatsoever, whether owing to any delay by or other fault of the postal or courier service employed by Credicorp to dispatch the Full Report or otherwise. I/We accept the risk that the Full Report may not reach me/us prior to the commencement of the Annual General Meeting of Shareholders.

Name of shareholder:
I wish to receive “the Full Report.” Please mark with an “X” your preferred option:	Option 1: via email ☐	Option 2: via mail ☐
For Option 1: please provide your email address
For Option 2: please provide your mailing address

Date: ______________________

___________________________

Signed by the above Shareholder

APPENDIX 2

APPOINTMENT OF EXTERNAL AUDITORS

At the Annual General Meeting of Shareholders held on June 5, 2020, the shareholders of Credicorp Ltd. approved the appointment of Gaveglio Aparicio y Asociados S.C.R.L., a member firm of PricewaterhouseCoopers in Peru, to act as external auditors for a period of one (1) year in accordance with the proposal and recommendation of the Audit Committee that was delivered to the Board of Directors, and delegated to the Board of Directors acting by the Audit Committee to approve the auditor’s fees.

Hence, considering the satisfactory work performed by the external auditors, and with the prior recommendation and approval of the Audit Committee, the Board proposes to the Annual General Meeting the appointment of Gaveglio Aparicio y Asociados S.C.R.L., representatives of PricewaterhouseCoopers in Peru, as external auditors for the fiscal year ending December 31, 2021.

The Board also recommends the shareholders to delegate to the Board of Directors acting by the Audit Committee the power to set and approve the auditor’s fees for their audit services.

Credicorp’s Policy for Audit and Non-Audit Fees

The Audit Committee has determined that, as a general rule, the sum total of tax services and other services provided to Credicorp and its subsidiaries by the external auditor may not exceed 35% of the total of auditing services, services related to auditing, taxes and other services as stipulated in section IV. “Services subject to approval,” contained in the Audit Committee Policy during a fiscal year.

When the Committee deems it necessary to approve an exception, it will take into consideration if the service required is aligned with the rules of independence for external auditors as set by the U.S. Securities and Exchange Commission (the “SEC”).

Please find below preliminary information related to audit and non-audit fees paid to Gaveglio Aparicio y Asociados S.C.R.L. for the fiscal years ended December 31, 2018, 2019 and 2020 (preliminary). The information includes fees for independent auditing and for other projects conducted at the Company. The final information for 2020 will be published in Credicorp’s Form 20-F for the year ended December 31, 2020 to be filed with the SEC, but we do not expect that the final amounts, which will be reported in the Form 20-F, will be materially different from the information for 2020 presented below.

Credicorp Ltd.
Years ended – December 31
(S/ thousands)	2018	2019	2020
Audit	15,556	17,233	21,106
Audit-related	20	66	-
Tax	57	520	410
All others	266	928	489
Total	15,899	18,737	22,005

APPENDIX 3

For the year 2021, the Annual General Meeting will be a completely virtual meeting, which will be conducted exclusively by webcast. No physical meeting will be held.

Registered holders, and beneficial shareholders who register for the Annual General Meeting in advance, will be able to participate in the meeting by visiting www.meetingcenter.io/257290976.  The password for this meeting is BAP2021.

Shareholder of Record

If you are a registered holder, a 15-digit secure control number that will allow you to attend the Annual General Meeting electronically can be found on your proxy card or notice received.

Beneficial Owner

If you hold your shares in the name of a broker, bank or other holder of record, you may either: (i) vote in advance of the Annual General Meeting by contacting your broker and attend the virtual meeting as a guest; or (ii) register to attend the virtual meeting as a shareholder in advance.

To register to attend the Annual General Meeting online, you must submit proof of your proxy power (legal proxy) reflecting your holdings in the Company along with your name and email address to Computershare. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m., Peruvian time, on March 29, 2021.

You will receive a confirmation of your registration by email after Computershare receives your registration materials. Requests for registration should be directed to Computershare at the following:

By email:	Forward the email from your broker, or attach an image of your legal proxy, to

legalproxy@computershare.com.

By mail:	Computershare, Credicorp, Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001.

Whether or not you plan to attend the Annual General Meeting, we urge you to vote and submit your proxy in advance of the meeting.